UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 001-34728

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Douglas Dynamics, L.L.C. 401(k) Plan

B.  Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Douglas Dynamics, Inc.

7777 North 73rd Street

Milwaukee, Wisconsin 53223

REQUIRED INFORMATION

The following financial statements and supplemental information of the Douglas Dynamics, L.L.C. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2015 and 2014

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Fiduciaries of Benefit Plans

Douglas Dynamics, L.L.C. 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Douglas Dynamics, L.L.C. 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Douglas Dynamics, L.L.C. 401(k) Plan as of December 31, 2015 and 2014, and the change in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Peoria, Illinois

June 23, 2016

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS
Participant-directed investments, at fair value	$34,419,383	$30,380,022
Company contributions receivable	5,187	—
Notes receivable from participants	811,348	680,913

NET ASSETS AVAILABLE FOR BENEFITS	$35,235,918	$31,060,935

The accompanying notes are an integral part of the financial statements.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income (loss):
Interest and dividends	$174,065
Net depreciation in fair value of investments	(318,308)

Net investment loss	(144,243)

Interest income from notes receivable from participants	38,152

Contributions:
Company	1,645,583
Participants	2,643,550
Rollover	615,516

Total contributions	4,904,649

Total additions	4,798,558

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	607,196
Administrative expenses	16,379

Total deductions	623,575

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,174,983

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	31,060,935

End of year	$35,235,918

The accompanying notes are an integral part of the financial statements.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The following is a brief description of Douglas Dynamics, L.L.C. 401(k) Plan (the “Plan”).  Participants should refer to the Plan agreement for a more complete discussion of the provisions of the Plan.

General

The Plan is a defined contribution plan established on January 1, 1988.  All employees are eligible for participation in the Plan.  Employees become participants on the first day of each calendar quarter following the employment commencement date.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. As of January 1, 1998, any employee of Douglas Dynamics, L.L.C. (the “Company”) or its subsidiary, Fisher, LLC, who is employed as a regular full-time or regular part-time employee is eligible to participate, subject to certain exceptions specified in the Plan. Effective January 1, 2015, employees of the Company’s Madison Heights facility, TrynEx, are eligible to participate in the Plan. Effective January 1, 2016, the Henderson Products, Inc. 401(k) Plan was merged into the Plan and employees of Henderson Products, Inc., a subsidiary of the Company, became eligible to participate (“Henderson participants”).

Contributions

Contributions to the Plan are made by the participants in the Plan and by the Company and are subject to the provisions of Section 401(k) of the Internal Revenue Code (IRC).

New employees that meet the requirements to participate in the Plan will be automatically enrolled with a default 3 percent deferral rate, increasing each year until the participant reaches a 6 percent deferral rate, unless otherwise elected by the Plan participant.

Participants may contribute from 1 to 30 percent of their eligible compensation, as defined, to the Plan, subject to limits set forth by the IRC.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company will contribute an amount equal to 20 percent of the participant’s contribution up to 5 percent of the participant’s eligible compensation.  Additional contributions may be made at the option of the Company’s Board of Managers subject to certain limitations set forth in the Plan.  In 2015, there were no such discretionary contributions. Additionally, the Company makes a nondiscretionary 3 percent contribution of participant’s eligible compensation each pay period.  Employee contributions and employer matching contributions are 100 percent vested.  Meanwhile, employer nondiscretionary contributions are subject to three year cliff vesting based on vesting service.

For TrynEx and Henderson participants, the Company is not obligated to make automatic matching contributions but may instead make a discretionary matching contribution. The percentage of contributions matched for TrynEx and Henderson participants, if any, is a percentage as determined by the Company. Any percentage shall apply to all TrynEx and Henderson participants for the entire Plan year. Elective contributions over this percentage made by the employee will not be matched. The nondiscretionary 3 percent contribution described in the preceeding paragraph also does not apply to TrynEx or Henderson participants.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Contributions (Continued)

In 2015, the Company made a discretionary matching contribution for TrynEx participants of 50 percent of the participant’s contribution up to 6 percent of the participant’s eligible compensation.  Henderson employees were not eligible to participate until January 1, 2016.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various guaranteed investment contract, pooled separate accounts, mutual funds, Company stock and a common collective trust as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings or losses.  Allocations are based on the participant’s eligible compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less.  Notes receivable transactions are treated as a transfer between the investment fund and the notes receivable fund.  Notes receivable terms range from one to ten years.  The notes receivable are secured by the balance in the participant’s account and bear a fixed rate of interest at 2 percent over the prime rate at the time the loan was made.  Principal and interest are paid ratably through monthly payroll deductions.  Payments of principal and interest are credited to the participant’s account.

Forfeitures

Forfeited nonvested accounts will be used to pay administrative expenses, reduce employer contributions, or be reallocated to participants.  At December 31, 2015 and 2014, there were no forfeited nonvested accounts. During 2015, $17,874 and $864 of forfeitures were used to reduce Company contributions and pay administrative expenses, respectively.

Benefit Payments

Plan benefits are payable upon retirement at age 65 or later, disability, death, or termination of employment.  Upon death, a participant’s account will be paid to the beneficiary in a lump sum upon the valuation date immediately following death.  If a participant is at least age 59-1/2, an election may be made once each year, in writing, to receive a payment consisting of all or part of the account balance.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefit Payments (Continued)

If the participant’s account is $5,000 or greater, upon retirement or termination of employment other than death, the participant can elect to receive the full value of the account in one lump sum or can elect to receive periodic payments.  An account may be maintained up to age 70-1/2, at which time payment must be arranged.  If the balance is less than $5,000, the entire balance will be distributed upon retirement or termination in one lump sum payment.

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to provisions of ERISA.  In the event of Plan termination, the participants would become fully vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net investment appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of certain assets and liabilities.  Actual results could differ from those estimates.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits and are recorded as a liability with a corresponding deduction to contributions.  There were no excess contributions as of December 31, 2015 or 2014.

Plan Expenses

Pursuant to the terms of the Plan, the Company pays all of the administrative expenses of the Plan except for administrative expenses incurred in conjunction with early withdrawals, participant requested services, and loan distributions (which are paid by participants).  Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Change in Accounting Principle

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Management early adopted Parts I and II of the standard and they were applied retrospectively. Part III does not apply to the Plan.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -                   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 -                   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as,

•             quoted prices for similar assets or liabilities in active markets;

•             quoted prices for identical or similar assets or liabilities in inactive markets;

•             inputs other than quoted prices that are observable for the asset or liability;

•             inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -                   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 - FAIR VALUE MEASUREMENTS(CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Douglas Dynamics, Inc. Common Stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end.

Pooled separate accounts consist of various investment options (i.e. common stock, mutual funds, short-term securities, real estate) and are valued at the NAV which is based on the market value of its underlying investments.  While the majority of the underlying asset values are quoted prices, the NAV of the pooled separate accounts is not publicly quoted and are determined by the insurance company.  NAV is a readily determinable fair value and is the basis for current transactions.

Guaranteed investment contract is valued at fair value which represents the value the Plan would receive if the contract was terminated, which is book value less an early surrender charge.  This value is computed utilizing a combination of the current interest rates based on the remaining investment term at the reporting date as well as the current contract interest rate (See Note 4).

Common collective trust is valued at the NAV which is based on the market value of its underlying investments. The Plan offers one fund that is a common collective trust. This fund is a collective investment trust that contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.  NAV is used as an estimate of fair value, as the reporting entity has the ability to redeem its investment at NAV as of the measurement date as collective investment trusts can be redeemed on a daily basis. NAV is a readily determinable fair value and is the basis for current transactions.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. stock	$806,910	$—	$—	$806,910
Mutual funds	12,159,408	—	—	12,159,408
Pooled separate accounts	—	18,698,264	—	18,698,264
Common collective trust	—	2,441,571	—	2,441,571
Guaranteed investment contract	—	—	313,230	313,230
Total assets at fair value	$12,966,318	$21,139,835	$313,230	$34,419,383

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. stock	$552,484	$—	$—	$552,484
Mutual funds	10,441,506	—	—	10,441,506
Pooled separate accounts	—	16,774,912	—	16,774,912
Common collective trust	—	2,139,982	—	2,139,982
Guaranteed investment contract	—	—	471,138	471,138
Total assets at fair value	$10,993,990	$18,914,894	$471,138	$30,380,022

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2015:

Guaranteed Investment Contract

Balance, beginning of year	$471,138

Interest credited	3,372
Net unrealized gains relating to instruments still held at the reporting date	735
Purchases	50,246
Sales	(212,261)

Balance, end of year	$313,230

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables represent the Plan’s Level 3 financial instruments as of December 31, 2015 and 2014, respectively, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

December 31, 2015	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

Guaranteed investment contract	$313,230	Assumed proceeds at discontinuation	Composite guaranteed rate Current rate at 12/31/15	0.70% -1.24% 0.64% - 3.17%

December 31, 2014	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

Guaranteed investment contract	$471,138	Assumed proceeds at discontinuation	Composite guaranteed rate Current rate at 12/31/14	0.70% -1.63% 0.53% - 2.97%

NOTE 4 - GUARANTEED INVESTMENT CONTRACT

The Plan’s investment in guaranteed investment contract is held with Principal Life Insurance Company (“Principal”).  The guaranteed investment contract promise contract value for a benefit event (termination, death, disability, and retirement); however, there is a possible market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity.  Thus, this guaranteed investment contract is not considered fully benefit responsive and, therefore, fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  The Plan’s investment in guaranteed investment contract is valued at fair value.  Fair value is determined by withdrawal value prior to maturity as reported by Principal.  The effective interest rates earned on these accounts ranged from 0.70 to 1.24 percent and 0.70 to 1.63 percent for the years ended December 31, 2015 and 2014, respectively.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Principal Life Insurance Company.  Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to Principal Life Insurance Company amounted to $16,379 for the year ended December 31, 2015.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for the years prior to 2012.

NOTE 7 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 8 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2015	2014
Net assets available for benefits per the financial statements	$35,235,918	$31,060,935
Company contributions receivable	(5,187)	—
Difference in fair value of common collective trust reported on form 5500	6,435	22,741

Net assets available for benefits per the Form 5500	$35,237,166	$31,083,676

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net increase in net assets available for benefits per the financial statements	$4,174,983
Change in Company contributions receivable	(5,187)
Difference in fair value of common collective trust reported on form 5500	(16,306)

Net increase in net assets available for benefits per the Form 5500	$4,153,490

The Form 5500 does not reflect the Company contributions receivable.  The Principal Stable Value Fund Common Collective Trust is reconciled to the fair value on Form 5500 from the fair value on the financial statements above.

NOTE 9 — SUBSEQUENT EVENT

On January 5, 2016, the assets of the Henderson Products, Inc. 401(k) Plan were merged into the Plan. The merged assets totaled $11,522,268. Henderson participants are eligible to participate in the Plan as of January 1, 2016.

SUPPLEMENTAL INFORMATION

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of Plan Sponsor:	DOUGLAS DYNAMICS, L.L.C.
Employer Identification Number:	42-1623692
Three Digit Plan Number:	006

	(b)	(c)
	Identity of Issuer,	Description of Investment		(e)
	Borrower, Lessor,	including maturity date, rate of interest,	(d)	Current
(a)	or Similar Party	collateral, par, or maturity value	Cost (2)	Value

*	Douglas Dynamics, Inc. Common Stock	Employer Common Stock		$806,910
*	Principal Life Insurance Company	Guaranteed Interest Accounts (5 year), matures 12/31/2015 through 12/31/2016, interest rates 0.70 - 1.24%		313,230
*	Principal Life Insurance Company	Large Cap S&P 500 Index - pooled separate account		2,611,633
*	Principal Life Insurance Company	SmallCap S&P 600 Index - pooled separate account		2,123,816
*	Principal Life Insurance Company	Bond Market Index - pooled separate account		357,682
*	Principal Life Insurance Company	High Yield I - pooled separate account		299,392
*	Principal Life Insurance Company	International Equity Index - pooled separate account		124,019
*	Principal Life Insurance Company	Principal Stable Value Fund - common collective trust		2,448,006
*	Principal Life Insurance Company	Stock - pooled separate account		89,039
*	Principal Life Insurance Company	Core Plus Bond - pooled separate account		878,582
*	Principal Life Insurance Company	Mid-Cap Value I - pooled separate account		352,581
*	Principal Life Insurance Company	Mid-Cap S&P 400 Index - pooled separate account		766,912
*	Principal Life Insurance Company	Lifetime Strategic Income - pooled separate account		188,849
*	Principal Life Insurance Company	Lifetime 2010 - pooled separate account		348,867
*	Principal Life Insurance Company	Lifetime 2020 - pooled separate account		2,922,958
*	Principal Life Insurance Company	Lifetime 2030 - pooled separate account		4,086,842
*	Principal Life Insurance Company	Lifetime 2040 - pooled separate account		1,608,757
*	Principal Life Insurance Company	Lifetime 2050 - pooled separate account		1,694,853
*	Principal Life Insurance Company	Lifetime 2060 - pooled separate account		243,482
	The Vanguard Group	Vanguard Windsor Admiral Shares - mutual fund		3,134,312
	The Vanguard Group	Vanguard Primecap Fund - mutual fund		1,374,863
	The Vanguard Group	Vanguard Explorer - mutual fund		452,971
	T. Rowe Price	Capital Appreciation - mutual fund		3,541,070
	T. Rowe Price	Mid-Cap Growth - mutual fund		1,708,599
	American Century Investments	Small Cap Value - mutual fund		605,950
	American Funds	Europacific Growth R4 Fund - mutual fund		759,392
	American Funds Service Company	American Funds American R4 - mutual fund		133,580
	Oppenheimer	Oppenheimer Developing Markets A Fund - mutual fund		126,427
	Wells Fargo	Wells Fargo Advantage Growth A Fund - mutual fund		322,243
*	Participants	Loans (1)	$—	811,348

				$35,237,166

*Party-in-interest as defined by ERISA.

(1)    Bearing interest rates ranging from 5.25 to 10.25 percent and maturing at various dates through August 2025.

(2)    Not applicable - participant directed investments except for participant loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

Dated: June 23, 2016	By:	/s/ Robert McCormick
Robert McCormick
Executive Vice President and Chief Financial Officer of Douglas Dynamics, Inc.

EXHIBIT INDEX

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

Exhibit No.	Description

23	Consent of CliftonLarsonAllen LLP